Registration No.  333-154724
                                                     1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1880

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on November 20, 2008 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

                  Alternative Energy Portfolio, Series 8
                    Energy Select Portfolio, Series 28
                 Health Care Select Portfolio, Series 10
        Water Utility & Infrastructure Select Portfolio, Series 10
                                 FT 1880

FT 1880 is a series of a unit investment trust, the FT Series. FT 1880 consists of four separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide the potential for above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                              1-800-621-1675


             The date of this prospectus is November 20, 2008

                                Table of Contents

Summary of Essential Information                                3
Fee Table                                                       5
Report of Registered Independent Public Accounting Firm         6
Statements of Net Assets                                        7
Schedules of Investments                                        9
The FT Series                                                  14
Portfolios                                                     14
Risk Factors                                                   17
Public Offering                                                19
Distribution of Units                                          22
The Sponsor's Profits                                          23
The Secondary Market                                           23
How We Purchase Units                                          24
Expenses and Charges                                           24
Tax Status                                                     25
Retirement Plans                                               26
Rights of Unit Holders                                         27
Income and Capital Distributions                               27
Redeeming Your Units                                           28
Removing Securities from a Trust                               29
Amending or Terminating the Indenture                          30
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                     30
Other Information                                              32

                     Summary of Essential Information
                                 FT 1880


                    At the Opening of Business on the
                Initial Date of Deposit-November 20, 2008


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                   Alternative Energy   Energy
                                                                                   Portfolio            Select Portfolio
                                                                                   Series 8             Series 28
                                                                                   __________________   ________________
Initial Number of Units (1)                                                            14,802               16,872
Fractional Undivided Interest in the Trust per Unit (1)                              1/14,802             1/16,872
Public Offering Price:
Public Offering Price per Unit (2)                                                 $   10.000           $   10.000
   Less Initial Sales Charge per Unit (3)                                               (.100)               (.100)
                                                                                   __________           __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                          9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                              (.245)               (.245)
                                                                                   __________           __________
Redemption Price per Unit (5)                                                           9.655                9.655
    Less Creation and Development Fee per Unit (3)(5)                                   (.050)               (.050)
    Less Organization Costs per Unit (5)                                                (.029)               (.029)
                                                                                   __________           __________
Net Asset Value per Unit                                                           $    9.576           $    9.576
                                                                                   ==========           ==========
Estimated Net Annual Distribution per Unit for the first year (6)                  $    .1909           $    .2768
Cash CUSIP Number                                                                  30275X 508           30275X 557
Reinvestment CUSIP Number                                                          30275X 516           30275X 565
Fee Accounts Cash CUSIP Number                                                     30275X 524           30275X 573
Fee Accounts Reinvestment CUSIP Number                                             30275X 532           30275X 581
FTPS CUSIP Number                                                                  30275X 540           30275X 599
Security Code                                                                          053560               053421
Ticker Symbol                                                                          FTALTX               FEGSLX

First Settlement Date                   November 25, 2008
Mandatory Termination Date (7)          November 22, 2010
Distribution Record Date                Tenth day of each month, commencing December 10, 2008.
Distribution Date (6)                   Twenty-fifth day of each month, commencing December 25, 2008.

_____________

See "Notes to Summary of Essential Information" on page 4.

                     Summary of Essential Information
                                 FT 1880


 At the Opening of Business on the Initial Date of Deposit-November 20, 2008


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                   Health Care Select   Water Utility
                                                                                   Portfolio            & Infrastructure
                                                                                   Series 10            Select Portfolio,
                                                                                                        Series 10
                                                                                   __________________   _________________
Initial Number of Units (1)                                                            14,840               14,047
Fractional Undivided Interest in the Trust per Unit (1)                              1/14,840             1/14,047
Public Offering Price:
Public Offering Price per Unit (2)                                                 $   10.000           $   10.000
   Less Initial Sales Charge per Unit (3)                                               (.100)               (.100)
                                                                                   __________           __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                          9.900                9.900
   Less Deferred Sales Charge per Unit (3)                                              (.245)               (.245)
                                                                                   __________           __________
Redemption Price per Unit (5)                                                           9.655                9.655
    Less Creation and Development Fee per Unit (3)(5)                                   (.050)               (.050)
    Less Organization Costs per Unit (5)                                                (.029)               (.029)
                                                                                   __________           __________
Net Asset Value per Unit                                                           $    9.576           $    9.576
                                                                                   ==========           ==========
Estimated Net Annual Distribution per Unit for the first year (6)                  $    .1480           $    .2253
Cash CUSIP Number                                                                  30275X 607           30275X 656
Reinvestment CUSIP Number                                                          30275X 615           30275X 664
Fee Accounts Cash CUSIP Number                                                     30275X 623           30275X 672
Fee Accounts Reinvestment CUSIP Number                                             30275X 631           30275X 680
FTPS CUSIP Number                                                                  30275X 649           30275X 698
Security Code                                                                          053426               053431
Ticker Symbol                                                                          FHCRNX               FWUTSX

First Settlement Date                   November 25, 2008
Mandatory Termination Date (7)          November 22, 2010
Distribution Record Date                Tenth day of each month, commencing December 10, 2008.
Distribution Date (6)                   Twenty-fifth day of each month, commencing December 25, 2008.

_____________

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 3.95% of the Public Offering Price per Unit (equivalent to 3.99% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee will be deducted from the assets of a Trust at the end of the initial offering period and the estimated organization costs per Unit will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. If Units are redeemed prior to any such reduction, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) The estimated net annual distributions for subsequent years for Alternative Energy Portfolio, Series 8; Energy Select Portfolio, Series 28; Health Care Select Portfolio, Series 10; and Water Utility & Infrastructure Select Portfolio, Series 10, $.1890, $.2740, $.1466 and $.2231, respectively, are expected to be less than the amounts for the first year because a portion of the Securities included in each Trust will be sold during the first year to pay for organization costs, the deferred sales charge and the creation and development fee. We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of a Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the twenty-fifth day of the month to Unit holders of record on the tenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units.
See "Income and Capital Distributions."

(7) See "Amending or Terminating the Indenture."

                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately two years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                               Amount
                                                                                               per Unit
                                                                                               ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                               1.00%(a)  $.100
Deferred sales charge                                                              2.45%(b)  $.245
Creation and development fee                                                       0.50%(c)  $.050
                                                                                   ______    ______
Maximum sales charge (including creation and development fee)                      3.95%     $.395
                                                                                   ======    ======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                       .290%(d)  $.0290
                                                                                   ======    ======

Estimated Annual Trust Operating Expenses(e)
 (as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation
      and FTPS Unit servicing fees                                                 .081%     $.0080
Trustee's fee and other operating expenses                                         .126%(f)  $.0125
                                                                                   ______    ______
Total                                                                              .207%     $.0205
                                                                                   ======    ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

                         1 Year     2 Years
                         ______     _______
                         $445       $466

The example will not differ if you hold rather than sell your Units at the end of each period.

____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 3.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.245 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing February 20, 2009.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                     Report of Independent Registered
                          Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 1880

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 1880, comprising Alternative Energy Portfolio, Series 8; Energy Select Portfolio, Series 28; Health Care Select Portfolio, Series 10; and Water Utility & Infrastructure Select Portfolio, Series 10 (collectively, the "Trusts") as of the opening of business on November 20, 2008 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on November 20, 2008, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 1880, comprising Alternative Energy Portfolio, Series 8; Energy Select Portfolio, Series 28; Health Care Select Portfolio, Series 10; and Water Utility & Infrastructure Select Portfolio, Series 10 at the opening of business on November 20, 2008 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Chicago, Illinois
November 20, 2008

                         Statements of Net Assets
                                 FT 1880


                    At the Opening of Business on the
                Initial Date of Deposit-November 20, 2008


                                                                                   Alternative             Energy
                                                                                   Energy                  Select Portfolio
                                                                                   Portfolio, Series 8     Series 28
                                                                                   ____________________    ________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                 $ 146,540               $ 167,029
Less liability for reimbursement to Sponsor for organization costs (3)                  (429)                   (489)
Less liability for deferred sales charge (4)                                          (3,626)                 (4,134)
Less liability for creation and development fee (5)                                     (740)                   (844)
                                                                                   _________               _________
Net assets                                                                         $ 141,745               $ 161,562
                                                                                   =========               =========
Units outstanding                                                                     14,802                  16,872
Net asset value per Unit (6)                                                       $   9.576               $   9.576


ANALYSIS OF NET ASSETS
Cost to investors (7)                                                              $ 148,021               $ 168,715
Less maximum sales charge (7)                                                         (5,847)                 (6,664)
Less estimated reimbursement to Sponsor for organization costs (3)                      (429)                   (489)
                                                                                   _________               _________
Net assets                                                                         $ 141,745               $ 161,562
                                                                                   =========               =========

______________

See "Notes to Statements of Net Assets" on page 8.

                         Statements of Net Assets
                                 FT 1880


 At the Opening of Business on the Initial Date of Deposit-November 20, 2008


                                                                                   Health Care          Water Utility
                                                                                   Select               & Infrastructure
                                                                                   Portfolio            Select Portfolio
                                                                                   Series 10            Series 10
                                                                                   ___________          ________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                 $ 146,918            $ 139,066
Less liability for reimbursement to Sponsor for organization costs (3)                  (430)                (407)
Less liability for deferred sales charge (4)                                          (3,636)              (3,442)
Less liability for creation and development fee (5)                                     (742)                (702)
                                                                                   _________            _________
Net assets                                                                         $ 142,110            $ 134,515
                                                                                   =========            =========
Units outstanding                                                                     14,840               14,047
Net asset value per Unit (6)                                                       $   9.576            $   9.576

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                              $ 148,402            $ 140,471
Less maximum sales charge (7)                                                         (5,862)              (5,549)
Less estimated reimbursement to Sponsor for organization costs (3)                      (430)                (407)
                                                                                   _________            _________
Net assets                                                                         $ 142,110            $ 134,515
                                                                                   =========            =========
____________

                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of November 22, 2010.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $800,000 will be allocated $200,000 each among the four Trusts in FT 1880, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit for each Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.245 per Unit for each Trust, payable to the Sponsor in three approximately equal monthly installments beginning on February 20, 2009 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through April 20, 2009. If Unit holders redeem their Units before April 20, 2009 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period in the case of organization costs or the close of the initial offering period in the case of the creation and development fee.

(7) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 3.95% of the Public Offering Price per Unit (equivalent to 3.99% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

                  Alternative Energy Portfolio, Series 8
                                 FT 1880


                    At the Opening of Business on the
                Initial Date of Deposit-November 20, 2008


                                                                    Percentage                      Market       Cost of
Ticker Symbol and                                                   of Aggregate      Number        Value per    Securities to
Name of Issuer of Securities (1)(3)                                 Offering Price    of Shares     Share        the Trust (2)
___________________________________                                 ______________    _________     _________    _____________
COMMON STOCKS (100%):

Consumer Discretionary (8%):
FSYS       Fuel Systems Solutions Inc. *                                4%              218         $ 26.90      $  5,864
JCI        Johnson Controls, Inc.                                       4%              417           14.07         5,867

Consumer Staples (4%):
ADM        Archer-Daniels-Midland Company                               4%              265           22.14         5,867

Energy (8%):
BP         BP Plc (ADR) +                                               4%              135           43.38         5,856
SSL        Sasol (ADR) +                                                4%              275           21.32         5,863

Industrials (44%):
CVA        Covanta Holding Corporation *                                4%              301           19.47         5,860
ENER       Energy Conversion Devices, Inc. *                            4%              250           23.42         5,855
ENS        EnerSys *                                                    4%              885            6.62         5,859
FSLR       First Solar, Inc. *                                          4%               58          101.13         5,866
GE         General Electric Company                                     4%              406           14.45         5,867
GTI        Graftech International Ltd. *                                4%            1,473            3.98         5,863
KDN        Kaydon Corporation                                           4%              247           23.74         5,864
SI         Siemens AG (ADR) +                                           4%              118           49.72         5,867
SPWRA      SunPower Corporation *                                       4%              242           24.24         5,866
STP        Suntech Power Holdings Co., Ltd. (ADR) +*                    4%              656            8.93         5,858
VWDRY      Vestas Wind Systems A/S (ADR) +*                             4%              458           12.79         5,858

Information Technology (16%):
AMAT       Applied Materials, Inc.                                      4%              696            8.42         5,860
ITRI       Itron, Inc. *                                                4%              161           36.36         5,854
WFR        MEMC Electronic Materials, Inc. *                            4%              480           12.20         5,856
SOL        Renesola Ltd. +*                                             4%            2,326            2.52         5,861

Materials (12%):
MEOH       Methanex Corporation +                                       4%              622            9.43         5,865
OMG        OM Group, Inc. *                                             4%              411           14.27         5,865
PX         Praxair, Inc.                                                4%              109           53.84         5,869

Utilities (8%):
ELP        Companhia Paranaense de Energia-Copel (ADR) +                4%              560           10.46         5,858
FPL        FPL Group, Inc.                                              4%              131           44.67         5,852
                                                                    ______                                       ________
                 Total Investments                                    100%                                       $146,540
                                                                    ======                                       ========

_____________

See "Notes to Schedules of Investments" on page 13.

                         Schedule of Investments

                    Energy Select Portfolio, Series 28
                                 FT 1880


                    At the Opening of Business on the
                Initial Date of Deposit-November 20, 2008


                                                                    Percentage                      Market       Cost of
Ticker Symbol and                                                   of Aggregate      Number        Value per    Securities to
Name of Issuer of Securities (1)(3)                                 Offering Price    of Shares     Share        the Trust (2)
___________________________________                                 ______________    _________     _________    _____________
COMMON STOCKS (100.00%):

Energy (100.00%):
APA        Apache Corporation                                         3.33%              77         $ 72.19      $  5,559
BP         BP Plc (ADR) +                                             3.32%             128           43.38         5,553
CVX        Chevron Corporation                                        3.34%              79           70.61         5,578
CEO        CNOOC Limited (ADR) +                                      3.33%              84           66.12         5,554
COP        ConocoPhillips                                             3.33%             120           46.34         5,561
DO         Diamond Offshore Drilling, Inc.                            3.34%              80           69.69         5,575
E          Eni SpA (ADR) +                                            3.33%             130           42.84         5,569
ESV        ENSCO International Incorporated                           3.34%             187           29.85         5,582
XOM        Exxon Mobil Corporation                                    3.34%              76           73.42         5,580
HP         Helmerich & Payne, Inc.                                    3.34%             237           23.53         5,577
LUKOY      LUKOIL (ADR) +                                             3.34%             194           28.75         5,577
MRO        Marathon Oil Corporation                                   3.33%             231           24.11         5,569
NOV        National-Oilwell Varco Inc. *                              3.33%             245           22.72         5,566
NXY        Nexen Inc. +                                               3.33%             385           14.46         5,567
NE         Noble Corporation +                                        3.33%             223           24.95         5,564
NBL        Noble Energy, Inc.                                         3.34%             121           46.10         5,578
OXY        Occidental Petroleum Corporation                           3.34%             121           46.12         5,581
PCZ        Petro-Canada +                                             3.34%             288           19.36         5,576
PTR        PetroChina Company Limited (ADR) +                         3.33%              81           68.59         5,556
PBR        Petroleo Brasileiro S.A. (ADR) +                           3.34%             312           17.86         5,572
RDS/B      Royal Dutch Shell Plc (Class B) (ADR) +                    3.33%             118           47.07         5,554
SLB        Schlumberger Limited +                                     3.34%             118           47.30         5,581
SII        Smith International, Inc.                                  3.34%             220           25.34         5,575
STO        StatoilHydro ASA (ADR) +                                   3.33%             380           14.65         5,567
TDW        Tidewater Inc.                                             3.32%             158           35.15         5,554
TOT        Total S.A. (ADR) +                                         3.33%             116           47.94         5,561
RIG        Transocean Inc. +*                                         3.33%              83           66.97         5,559
VLO        Valero Energy Corporation                                  3.33%             338           16.45         5,560
WFT        Weatherford International Ltd. +*                          3.34%             479           11.63         5,571
XTO        XTO Energy, Inc.                                           3.32%             169           32.86         5,553
                                                                    _______                                      ________
                 Total Investments                                  100.00%                                      $167,029
                                                                    =======                                      ========
_____________

See "Notes to Schedules of Investments" on page 13.

                         Schedule of Investments

                 Health Care Select Portfolio, Series 10
                                 FT 1880


                    At the Opening of Business on the
                Initial Date of Deposit-November 20, 2008


                                                                    Percentage                      Market       Cost of
Ticker Symbol and                                                   of Aggregate      Number        Value per    Securities to
Name of Issuer of Securities (1)(3)                                 Offering Price    of Shares     Share        the Trust (2)
___________________________________                                 ______________    _________     _________    _____________
COMMON STOCKS (100.00%):

Health Care (100.00%):
ABT        Abbott Laboratories                                        3.34%              90         $ 54.52      $  4,907
AET        Aetna Inc.                                                 3.34%             231           21.24         4,906
ACL        Alcon, Inc. +                                              3.34%              65           75.55         4,911
AGN        Allergan, Inc.                                             3.34%             144           34.11         4,912
AMGN       Amgen Inc. *                                               3.32%              91           53.64         4,881
AZN        AstraZeneca Plc (ADR) +                                    3.34%             133           36.84         4,900
BAX        Baxter International Inc.                                  3.34%              92           53.37         4,910
BIIB       Biogen Idec Inc. *                                         3.33%             119           41.06         4,886
BMY        Bristol-Myers Squibb Company                               3.34%             242           20.27         4,905
BCR        C.R. Bard, Inc.                                            3.34%              62           79.08         4,903
CELG       Celgene Corporation *                                      3.34%              88           55.76         4,907
LLY        Eli Lilly and Company                                      3.34%             156           31.41         4,900
ESRX       Express Scripts, Inc. *                                    3.32%              92           53.06         4,882
FRX        Forest Laboratories, Inc. *                                3.34%             228           21.49         4,900
GENZ       Genzyme Corporation (General Division) *                   3.33%              72           68.00         4,896
GILD       Gilead Sciences, Inc. *                                    3.32%             113           43.20         4,882
JNJ        Johnson & Johnson                                          3.32%              84           58.12         4,882
MCK        McKesson Corporation                                       3.33%             153           31.99         4,894
MHS        Medco Health Solutions, Inc. *                             3.33%             129           37.91         4,890
MDT        Medtronic, Inc.                                            3.33%             157           31.20         4,898
NVS        Novartis AG (ADR) +                                        3.34%             103           47.68         4,911
NVO        Novo Nordisk A/S (ADR) +                                   3.34%             104           47.13         4,902
PFE        Pfizer Inc.                                                3.34%             315           15.56         4,901
SNY        Sanofi-Aventis (ADR) +                                     3.33%             179           27.35         4,896
SGP        Schering-Plough Corporation                                3.33%             319           15.35         4,897
STJ        St. Jude Medical, Inc. *                                   3.33%             176           27.80         4,893
SYK        Stryker Corporation                                        3.33%             126           38.83         4,893
TEVA       Teva Pharmaceutical Industries Ltd. (ADR) +                3.33%             117           41.80         4,891
TMO        Thermo Fisher Scientific Inc. *                            3.33%             154           31.75         4,889
UNH        UnitedHealth Group Incorporated                            3.33%             276           17.73         4,893
                                                                    _______                                      ________
                 Total Investments                                  100.00%                                      $146,918
                                                                    =======                                      ========

______________

See "Notes to Schedules of Investments" on page 13.

                         Schedule of Investments

        Water Utility & Infrastructure Select Portfolio, Series 10
                                 FT 1880


                    At the Opening of Business on the
                Initial Date of Deposit-November 20, 2008



                                                                    Percentage                      Market       Cost of
Ticker Symbol and                                                   of Aggregate      Number        Value per    Securities to
Name of Issuer of Securities (1)(3)                                 Offering Price    of Shares     Share        the Trust (2)
___________________________________                                 ______________    _________     _________    _____________
COMMON STOCKS (100%):

Industrials (56%):
ACM        Aecom Technology Corp. *                                     4%              268         $20.77       $  5,566
DHR        Danaher Corporation                                          4%              108          51.45          5,557
IEX        IDEX Corporation                                             4%              279          19.96          5,569
ITT        ITT Corp.                                                    4%              146          38.04          5,554
LAYN       Layne Christensen Company *                                  4%              348          16.00          5,568
LNN        Lindsay Corporation                                          4%              156          35.65          5,561
MPR        Met-Pro Corporation                                          4%              612           9.09          5,563
MLI        Mueller Industries, Inc.                                     4%              304          18.30          5,563
NWPX       Northwest Pipe Company *                                     4%              220          25.32          5,570
PLL        Pall Corporation                                             4%              240          23.15          5,556
PNR        Pentair, Inc.                                                4%              262          21.22          5,560
ROP        Roper Industries, Inc.                                       4%              145          38.36          5,562
TTEK       Tetra Tech, Inc. *                                           4%              346          16.06          5,557
WTS        Watts Water Technologies, Inc.                               4%              291          19.14          5,570

Information Technology (4%):
ITRI       Itron, Inc. *                                                4%              153          36.36          5,563

Materials (8%):
ARJ        Arch Chemicals, Inc.                                         4%              245          22.71          5,564
NLC        Nalco Holding Co.                                            4%              547          10.16          5,558

Utilities (32%):
AWR        American States Water Company                                4%              171          32.51          5,559
AWK        American Water Works Company, Inc.                           4%              288          19.30          5,558
WTR        Aqua America Inc.                                            4%              280          19.85          5,558
CWT        California Water Service Group                               4%              136          40.86          5,557
SBS        Companhia de Saneamento Basico do Estado de Sao              4%              282          19.74          5,567
           Paulo-SABESP (ADR) +
MSEX       Middlesex Water Company                                      4%              392          14.20          5,566
SJW        SJW Corporation                                              4%              233          23.91          5,571
UUGRY      United Utilities Group Plc (ADR) +                           4%              286          19.47          5,569
                                                                      ____                                       ________
                 Total Investments                                    100%                                       $139,066
                                                                      ====                                       ========
_____________

See "Notes to Schedules of Investments" on page 13.

Page 12


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on November 20, 2008. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Statement of Financial Accounting Standards No. 157 "Fair Value Measurements," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                               Cost of          Profit
                                                               Securities       (Loss)
                                                               to Sponsor
                                                               __________       _______
Alternative Energy Portfolio, Series 8                         $141,252         $5,288
Energy Select Portfolio, Series 28                              161,907          5,122
Health Care Select Portfolio, Series 10                         145,606          1,312
Water Utility & Infrastructure Select Portfolio, Series 10      137,650          1,416

(3) Common stocks of companies headquartered or incorporated outside the United States comprise the percentage of investments of each Trust as indicated:
Alternative Energy Portfolio, Series 8, 32.00%;
Energy Select Portfolio, Series 28, 49.99%;
Health Care Select Portfolio, Series 10, 20.02%; and
Water Utility & Infrastructure Select Portfolio, Series 10, 8.00%.

+ This Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt ("ADR"), on a U.S. national securities exchange.

* This Security has not paid a cash dividend in the 12 months prior to the Initial Date of Deposit.

                              The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1880, consists of four separate portfolios set forth below:

- Alternative Energy Portfolio, Series 8

- Energy Select Portfolio, Series 28

- Health Care Select Portfolio, Series 10

- Water Utility & Infrastructure Select Portfolio, Series 10

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.


On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").


After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                                Portfolios

Objective.


The objective of the Trusts is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the industry sector or investment focus for which each Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

Alternative Energy Portfolio, Series 8 invests in a diversified portfolio of common stocks of companies that provide alternative energy sources.

Worldwide oil consumption averaged 85.7 million barrels per day in 2007, an increase of 1.1% over 2006. [International Energy Agency] The demand for oil is expected to average 86.5 million barrels a day in 2008. [International Energy Agency] Because natural gas burns cleaner than oil and is more economical to produce than oil, consumption is on the rise as well. Natural gas consumption is anticipated to increase from 100 trillion cubic feet in 2004 to 152 trillion cubic feet by 2025. [Energy Information Administration] As the energy markets tighten and experience supply disruptions, political instability and a decline in production, the need for energy alternatives continues to gain attention. For economic and environmental reasons, companies are now focusing on new ways to meet energy needs.

Transportation Needs. President Bush has addressed the need for alternative energy sources and noted that the United States needs to increase federal funding for companies that are producing alternative energy. In December 2007, the President signed the Energy Independence and Security Act of 2007, which is designed to improve vehicle fuel economy and help reduce U.S. dependence on oil. One major area that is already using alternative energy is the transportation sector. Hybrid vehicles, which are gas-electric powered, are gaining acceptance and are becoming more competitively priced.

The automotive industry continues to forge ahead, looking to perfect new technologies like hydrogen-powered vehicles that rely on fuel cells. Fuel cells are electrochemical energy conversion devices that convert hydrogen and oxygen into water which then produces electricity and heat in order to power the vehicle.

Consider these factors:

o State and city governments are getting involved by offering tax incentives to consumers for using forms of alternative energy. For example, in California, laws have been passed giving some consumers tax cuts for using solar panels. [Chicago Tribune]

o Solar energy, although still relatively expensive, is often the cheapest alternative for powering remote regions. It is anticipated to grow from a $20.3 billion industry in 2007 to approximately $74 billion by 2017. [Clean Edge]

o In addition to solar industry growth, the market for biofuels is forecast to grow from $25.4 billion to $81.1 billion, the market for wind power is expected to grow from a $30.1 billion industry to $83.4 billion, and the fuel cell and distributed hydrogen market is projected to grow from $1.5 billion to $16 billion from 2007 to 2017. [Clean Edge]


Energy Select Portfolio, Series 28 invests in a diversified portfolio of common stocks issued by energy companies.

Energy is the vital force powering business, manufacturing and the transportation of goods and services to serve the world's economies. Energy supply and demand plays an increasingly vital role in worldwide economic output.

As the global need for energy grows, the challenge of developing clean fuel initiatives to make the most of traditional fossil fuels and investing in cutting edge research to identify new energy sources, like hydrogen fuels and fusion technologies, becomes increasingly important. Recent advances in the use of seismic imaging and directional drilling have improved efficiency, provided flexibility, and offered increased potential of locating new energy supplies.

Industry Outlook. The United States currently consumes approximately 24% of the world's supply of oil; [Standard & Poor's Industry Surveys] however, we anticipate that emerging countries, along with Asia, may experience the highest rate of growth in demand in the not too distant future. In Asia, an average annual growth rate of 3.2% is projected for energy use between 2005 and 2030 versus 0.7% for mature market economies where energy consumption patterns are well established. [Energy Information Administration] The Energy Information Administration projects that the total world consumption of marketed energy is expected to expand by approximately 50% between 2005 and 2030.

According to Baker Hughes, the number of active drilling rigs worldwide in September 2008 was up 12% compared to a year ago. This increase is due in part to historically high oil and natural gas prices. Currently, OPEC forecasts an excess of supply at the end of the year and start of 2009. [Bloomberg] OPEC has implemented a long-term strategy which is designed to deal with most market conditions through 2020. The plan calls for fair and stable prices along with stable world oil markets and secure global oil demand. [The Associated Press]

Based on the composition of the portfolio on the Initial Date of Deposit, Energy Select Portfolio, Series 28 is considered to be a
Large-Cap Value Trust.


Health Care Select Portfolio, Series 10 invests in a diversified portfolio of common stocks of health care companies.

The health care industry has been responsible for several discoveries that have led to new drugs and products designed to better serve the masses, especially the aging population. These discoveries have improved the quality of life and the life expectancy of millions. More recent research, relating to areas such as genomics, is providing avenues of growth never before imagined. Debilitating diseases, previously untreatable, are now often manageable or even curable. Health care spending, as a percentage of GDP, is on pace to grow from 15% in 2007 to approximately 20% in nine years. [Kiplinger.com]

Pharmaceuticals. A variety of new and improved medicines have expanded the options for doctors and patients, allowing previously untreatable or poorly treated illnesses to be treated effectively and giving patients and physicians new opportunities to prevent and manage disease. Managed care providers encourage the use of pharmaceuticals because they are a relatively inexpensive and less invasive form of treatment.

Biotechnology. We believe the essence of biotechnology lies in research and development. Since the first biotech breakthrough in 1982 involving genetically engineered human insulin, more than 360 products have been approved by the FDA. [Biotechnology Industry Organization] Recent advances in computer science technology have the potential to expedite the process of moving medicines through the pipeline.

Medical Products & Supplies. According to the American Hospital Association, over half of all surgeries performed in U.S. community hospitals are done on an outpatient basis, compared to about 20% in 1988. By 2050, the number of outpatient surgical procedures is expected to grow to nearly 75%. [Standard & Poor's Industry Surveys] Technological advances made to medical devices have helped fuel this trend. New devices have been developed that are less invasive, often eliminating the need for extensive inpatient hospital stays. We believe that further advances may also serve to keep costs down and create demand for medical products, devices and supplies.


Based on the composition of the portfolio on the Initial Date of Deposit, Health Care Select Portfolio, Series 10 is considered to be a Large-Cap Blend Trust.


Water Utility & Infrastructure Select Portfolio, Series 10 invests in a diversified portfolio of common stocks issued by water utility and infrastructure companies.

The water industry is comprised of many companies that provide products and services geared toward the collection, conveyance, treatment and monitoring/analysis of water and wastewater for multiple purposes. Water is by far the most stable of all commodities due to the constant demand and uninterrupted supply. In the developing world, dirty water is a major health problem. In developed countries, demand is ever-increasing while water infrastructure is falling apart. The fact is, clean and cheap water is no longer something we can take for granted.

Infrastructure. The ever-increasing population and demands from industrial output continue to strain the aging water infrastructure. This has placed pressure on governments to rehabilitate their water infrastructure systems and raise the standards for quality and enforcement.

Consider the following:

o The estimated United States capital investment needed to control wastewater pollution for the next 20 years is $202.5 billion. The estimate includes $134.4 billion for wastewater treatment and collection systems, $54.8 billion for combined sewer overflow corrections, and $9.0 billion for stormwater management. [Environmental Protection Agency]

o To meet quantity and quality demands of water supply for 350 million urban populations in approximately 400 cities in China, $30 billion is required by 2010. Over 1,000 water treatment plants are expected to be built throughout China by 2010. The market share for waste water treatment is an estimated $50 billion. [China Water Congress 2007]

Water Utility. There are approximately 54,000 community water systems in the United States serving roughly 268 million people. [Environmental Protection Agency] The majority of the population is being served by government-owned water systems. [Aqua America] The bulk of these systems tend to be small (serving less than 3,300 customers) and typically do not have the capital resources to meet the challenge of maintaining the system as well as making necessary improvements. [Environmental Protection Agency] The current environment may provide an opportunity for privately-owned utilities, which together currently serve only a small percentage of the population, to acquire these smaller systems for prices that provide a very high return on invested capital and allow for significant economies of scale.

Based on the composition of the portfolio on the Initial Date of Deposit, Water Utility & Infrastructure Select Portfolio, Series 10 is considered to be a Small-Cap Blend Trust.


From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $2.5 billion; Mid-Cap- $2.5 billion to $10 billion; Large-Cap-over $10 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

You should be aware that predictions stated herein may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                               Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.

Alternative Energy Portfolio, Series 8 is concentrated in stocks of industrial companies. Energy Select Portfolio, Series 28 is concentrated in stocks of energy companies. Health Care Select Portfolio, Series 10 is concentrated in stocks of health care companies. Water Utility & Infrastructure Select Portfolio, Series 10 is concentrated in stocks of industrial and utility companies.

Energy. Energy companies include those companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies. General problems of the petroleum and gas products sector include volatile fluctuations in price and supply of energy fuels, international politics, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

Health Care. General risks of health care companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Health care facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.

Industrials. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, changes in aircraft- leasing contracts and cutbacks in profitable business travel. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non- residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for auto and truck makers and their suppliers.

Utilities. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Alternative Energy. Alternative Energy Portfolio, Series 8 invests in alternative energy companies which include companies involved in various sectors. Alternative energy companies can be significantly affected by obsolescence of existing technology, short product cycles, falling prices and profits, competition from new market entrants and general economic conditions. Further, alternative energy companies can be significantly affected by intense competition and legislation resulting in more strict government regulations and enforcement policies, and can be subject to risks associated with hazardous materials. Such companies are vulnerable to fluctuations in energy prices and supply and demand of alternative energy fuels, energy conservation, the success of exploration projects, international politics and tax and other government regulations. Such companies also can be affected by the supply of and demand for specific products or services, the supply of and demand for oil and gas, the price of oil and gas and production spending. Securities of alternative energy companies have been significantly more volatile than securities of companies operating in established sectors and may be subject to sharp price declines.

Water Utility & Infrastructure. Water Utility & Infrastructure Select Portfolio, Series 10 invests in water utility companies which include companies involved in various sectors. General problems of water utility and infrastructure companies include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, and the capital market's ability to absorb utility debt. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and water conservation may cause difficulties for water utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Foreign Securities. Certain of the Securities in the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less.

government supervision and regulation of exchanges, brokers and issuers in foreign countries.

Emerging Markets. Certain of the Securities in certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Small-Cap Companies. Certain of the Securities in certain of the Trusts are issued by companies with market capitalizations of less than $2.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or of the industries represented by such issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

                             Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of a Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 3.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and the creation and development fee (initially equal to $.295 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of approximately $.0817 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from February 20, 2009 through April 20, 2009. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.45% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.45% of the Public Offering Price per Unit (equivalent to 3.573% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent November 30, commencing November 30, 2009, to a minimum sales charge of 3.00%.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit for each Trust collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as follows:

 If you invest               Your maximum      Dealer
(in thousands):*             sales charge      concession
                             will be:          will be:
________________             ____________      __________
$50 but less than $100        3.70%            2.90%
$100 but less than $250       3.45%            2.65%
$250 but less than $500       3.10%            2.35%
$500 but less than $1,000     2.95%            2.25%
$1,000 or more                2.45%            1.80%


* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 2.45% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                          Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.15% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering- Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.15% of the sales price of these Units (1.80% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
______________________                    __________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. In addition, as compensation for purchasing a portion of the unit investment trust business of Citigroup Global Markets Inc. ("CGMI"), we will pay CGMI a fee based on the dollar amount of proceeds from unit investment trusts formerly sponsored by CGMI which are invested in trusts sponsored by us which equates to $3.50 per $1,000 invested. This payment will be made out of our profits and not from assets of your Trust.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                          The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                           The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                          How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the- counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                           Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of each Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. A Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to a Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                                Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.

Each Trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

Trust Status.

If the Trusts are at all times operated in accordance with the documents establishing the Trusts and certain requirements of federal income tax law are met, the Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends Received Deduction.

Generally, a domestic corporation owning Units of a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust from certain domestic corporations. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before your Trust's termination date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by your Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                             Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                          Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. For purposes of record-keeping, the Trustee will treat the FTPS Unit Servicing Agent as sole Record Owner of FTPS Units on its books. The FTPS Unit Servicing Agent will keep a record of all individual FTPS Unit holders, the actual Record Owners of such Units, on its books. It is your responsibility to notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units and FTPS Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

                     Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of a Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in each Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                           Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at the address set forth on the back cover of this prospectus. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the

Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 30 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1.cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2.the aggregate value of the Securities held in a Trust; and

3.dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1.any applicable taxes or governmental charges that need to be paid out of a Trust;

2.any amounts owed to the Trustee for its advances;

3.estimated accrued expenses of a Trust, if any;

4.cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5.liquidation costs for foreign Securities, if any; and

6.other liabilities incurred by a Trust; and

dividing

1.the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                     Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust; or

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

                  Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

You will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. The Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                   Information on the Sponsor, Trustee,
                 FTPS Unit Servicing Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $105 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2007, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $56,998,038 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The
Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                            Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 35


                              First Trust(R)

                  Alternative Energy Portfolio, Series 8
                    Energy Select Portfolio, Series 28
                 Health Care Select Portfolio, Series 10
        Water Utility & Infrastructure Select Portfolio, Series 10

                                 FT 1880

                                 Sponsor:

                       First Trust Portfolios L.P.
                        Member SIPC o Member FINRA
                          120 East Liberty Drive
                         Wheaton, Illinois 60187
                              1-800-621-1675

     FTPS Unit Servicing Agent:                     Trustee:

          FTP Services LLC                 The Bank of New York Mellon
       120 East Liberty Drive                  101 Barclay Street
       Wheaton, Illinois 60187              New York, New York 10286
           1-866-514-7768                        1-800-813-3074
                                              24-Hour Pricing Line:
                                                 1-800-446-0132

                         ____________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus
    for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
   MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                 ILLEGAL.

                         ____________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:


     -  Securities Act of 1933 (file no. 333-154724) and


     -  Investment Company Act of 1940 (file no. 811-05903)

   Information about the Trusts, including their Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
  D.C. Information regarding the operation of the SEC's Public Reference
        Room may be obtained by calling the SEC at 1-202-942-8090.

          Information about the Trusts is available on the EDGAR
                  Database on the SEC's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -
              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                            November 20, 2008


            PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 36


                              First Trust(R)
                              The FT Series

                          Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 1880 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated November 20, 2008. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Alternative Energy                                          1
   Water Utility & Infrastructure                              2
   Foreign Securities                                          2
   Emerging Markets                                            3
   Small-Cap Companies                                         3
Concentrations
   Energy                                                      4
   Health Care                                                 5
   Industrials                                                 5
   Utilities                                                   6
Portfolios
   Alternative Energy Portfolio, Series 8                      7
   Energy Select Portfolio, Series 28                          8
   Health Care Select Portfolio, Series 10                    10
   Water Utility & Infrastructure Select Portfolio, Series 10 11

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Alternative Energy. Alternative Energy Portfolio, Series 8 invests in the stocks of alternative energy companies. Alternative energy includes, but is not limited to, renewable energy (such as solar, wind, geothermal, biofuel, hydrogen, biomass and other renewable energy sources that may be developed in the future), technologies that enable these sources to be tapped, and services or technologies that conserve or enable more efficient use of energy. Alternative energy companies can be significantly affected by the supply of and demand for specific products and services, the supply and demand for relevant energy sources, the price of those sources, capital investment, the success of exploration projects, government regulation, world events and economic conditions. Alternative energy companies can be significantly affected by events relating to international political developments, energy conservation, commodity prices, technological advancements, labor relations, and tax and government regulations.

Water Utility & Infrastructure. Water Utility & Infrastructure Select Portfolio, Series 10 invests in the stocks of water utility companies. General problems of the public utility industry include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; water conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Mergers in the utility industry may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall.

Foreign Securities. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in a Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for a Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for a Trust.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in a Trust and on the ability of a Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trusts in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. An investment in Units of certain of the Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that a Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Concentrations

Energy. Energy Select Portfolio, Series 28 is considered to be concentrated in common stocks of energy companies. The business activities of companies held in the Trust may include: production, generation, transmission, marketing, control, or measurement of gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Energy Portfolios may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Trust.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in a Trust.

Health Care. Health Care Select Portfolio, Series 10 is considered to be concentrated in health care stocks. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, health care facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

As the population of the United States ages, the companies involved in the health care field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the health care and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning health care are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Industrials. Alternative Energy Portfolio, Series 8 and Water Utility & Infrastructure Select Portfolio, Series 10 are considered to be concentrated in industrial stocks. The profitability of industrial companies will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends.

The Internet may also influence the industrial market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many industrial manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, industrial makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow industrial manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

Utilities. An investment in Units of Water Utility & Infrastructure Select Portfolio, Series 10 should be made with an understanding of the characteristics of the utility sector and the risks which such an investment may entail. General problems of the public utility sector include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. The Energy Policy Act of 2005 was enacted on August 8, 2005. Its purpose is to develop a long-term energy policy, and it includes incentives for both traditional and more efficient energy sources. Additionally it eliminates the Public Utility Holding Company Act (PUHCA) of 1935 and replaces it with PUHCA of 2005. The effect of this change is to give federal regulatory jurisdiction to the U.S. Federal Energy Regulatory Commission, rather than the Securities and Exchange Commission, and give states more regulatory control. This is because the Energy Policy Act of 2005 recognized that strong regulations are necessary to ensure consumers are not exploited and to prevent unfair competition. The effects of these changes have not yet been fully realized. However, adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Additionally, certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility sector may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.

Portfolios

  Equity Securities Selected for Alternative Energy Portfolio, Series 8


Consumer Discretionary
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Fuel Systems Solutions Inc., headquartered in Cerritos, California, engages in the design, manufacture and supply of alternative fuel products and systems to the transportation, industrial and power generation sectors worldwide.

Johnson Controls, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures, installs and services control systems for nonresidential buildings. The company also manufactures automotive seating and interior systems.

Consumer Staples
________________

Archer-Daniels-Midland Company, headquartered in Decatur, Illinois, is engaged in the business of procuring, transporting, storing, processing and merchandising agricultural commodities and products such as oil seeds, corn and wheat.

Energy
______

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

Sasol (ADR), headquartered in Johannesburg, South Africa, through its subsidiaries, operates as an integrated oil and gas company. The company engages in exploring for and producing crude oil offshore of Gabon; refining crude oil into liquid fuels in South Africa; and the retail of liquid fuels and lubricants through a network of retail service centers. The company also operates coal mines.

Industrials
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Covanta Holding Corporation, headquartered in Fairfield, New Jersey, through its subsidiaries, provides waste disposal, energy and specialty insurance services.

Energy Conversion Devices, Inc., headquartered in Rochester Hills, Michigan, engages in the invention, engineering, development and commercialization of materials, products and production technology in the fields of alternative energy technology and information technology.

EnerSys, headquartered in Reading, Pennsylvania, engages in the manufacture, marketing, and distribution of industrial batteries, such as reserve power or motive power batteries.

First Solar, Inc., headquartered in Phoenix, Arizona, and its subsidiaries engage in the design, manufacture, and sale of solar electric power modules.

General Electric Company, headquartered in Fairfield, Connecticut, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging. The company owns NBC Universal, which develops, produces and markets films, television, news, sports and special events programming to a global audience. In addition, a variety of financial services are offered through GE Commercial Finance.

Graftech International Ltd., headquartered in Parma, Ohio, develops and manufactures graphite and carbon material science-based solutions.

Kaydon Corporation, headquartered in Ann Arbor, Michigan, engages in the design and manufacture of friction and motion control products, such as anti-friction bearings, split roller bearings, specialty balls, and retaining devices to robotics, medical, aerospace, alternative-energy, defense, security, electronic, material handling, construction, and other industrial applications.

Siemens AG (ADR), headquartered in Munich, Germany, is a global solutions company with a focus on electrical engineering and electronics.

SunPower Corporation, headquartered in Sunnyvale, California, engages in the design, manufacture and sale of solar electric power products. The company offers solar cells, solar panels and inverters that generate electricity from sunlight for residential, commercial and remote power applications.

Suntech Power Holdings Co., Ltd. (ADR), headquartered in Wuxi, China, operates as a global solar energy company. The company designs, develops, manufactures and markets various photovoltaic cells and modules for electric power applications in the residential, commercial, industrial, and public utility sectors in China, Germany, Spain and the United States.

Vestas Wind Systems A/S (ADR), headquartered in Randers, Denmark, engages in the development, manufacture, sale, marketing and maintenance of wind power systems that use wind energy to generate electricity. The company's products primarily include a range of wind turbines.

Information Technology
______________________

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Itron, Inc., headquartered in Spokane, Washington, is a provider to the utility industry of data acquisition and wireless communications solutions for collecting, communicating and analyzing electric, gas and water usage.

MEMC Electronic Materials, Inc., headquartered in St. Peters, Missouri, is engaged in the design, manufacture and sale of electronic-grade silicon wafers for the semiconductor industry.

Renesola Ltd., headquartered in Zhenjiang, China, along with its subsidiaries, engages in the development, manufacture, and sale of solar wafers and related products for integration into photovoltaic cells.

Materials
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Methanex Corporation, headquartered in Vancouver, British Columbia, Canada, produces and markets methanol. The company's product is used to produce formaldehyde, acetic acid and a variety of other chemical intermediates. Methanol is also used as an additive in gasoline and is used in fuel cell applications.

OM Group, Inc., headquartered in Cleveland, Ohio, through its operating subsidiaries, is a vertically integrated international producer and marketer of value-added metal-based specialty chemicals.

Praxair, Inc., headquartered in Danbury, Connecticut, is the largest industrial gases company in North and South America. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to different industries.

Utilities
_________

Companhia Paranaense de Energia-Copel (ADR), headquartered in Curitiba, Brazil, through its subsidiaries, engages in the generation, transmission, and distribution of electricity in the state of Parana, Brazil.

FPL Group, Inc., headquartered in Juno Beach, Florida, through subsidiaries, supplies electricity throughout most of the east and lower west coasts of Florida.


    Equity Securities Selected for Energy Select Portfolio, Series 28


Energy
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Apache Corporation, headquartered in Houston, Texas, is an independent energy company that explores for, develops, and produces natural gas, crude oil and natural gas liquids.

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

CNOOC Limited (ADR), headquartered in Hong Kong, China, engages in the exploration, development, and production of crude oil and natural gas primarily in China.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Diamond Offshore Drilling, Inc., headquartered in Houston, Texas, together with its subsidiaries, operates as an offshore oil and gas drilling contractor worldwide.

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

ENSCO International Incorporated, headquartered in Dallas, Texas, is an international offshore contract drilling company that also provides marine transportation services in the Gulf of Mexico.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, provides contract drilling of oil and gas wells in the Gulf of Mexico and South America. The company operates land rigs and platform rigs.

LUKOIL (ADR), headquartered in Moscow, Russia, is Russia's premier integrated oil company, producing, refining and selling oil and oil products. The company accounts for approximately 19% of Russia's crude oil production.

Marathon Oil Corporation, headquartered in Houston, Texas, explores for, produces, refines, distributes and markets crude oil, natural gas and petroleum products.

National-Oilwell Varco Inc., headquartered in Houston, Texas, designs, manufactures and sells systems, components and products used in oil and gas drilling and production. The company also distributes products and provides services to the exploration and production segment of the oil and gas industry.

Nexen Inc., headquartered in Calgary, Alberta, Canada, explores for, develops, produces and markets crude oil, natural gas and power. In addition, the company produces sodium chlorate, caustic soda and chlorine in Canada, the United States and Brazil.

Noble Corporation, incorporated in the Cayman Islands and headquartered in Sugar Land, Texas, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, well site and project management services, and engineering services.

Noble Energy, Inc., headquartered in Houston, Texas, is engaged in the exploration, development, production and marketing of natural gas and crude oil. The company's domestic offshore operations are located primarily in the Gulf of Mexico and onshore in the Gulf coast region while international operations are located in various countries.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

Petro-Canada, headquartered in Calgary, Alberta, Canada, is an oil, gas and petroleum company. The company explores for, develops, produces and markets crude oil, natural gas and natural gas liquids. The company also refines, distributes and markets petroleum products and related goods and services.

PetroChina Company Limited (ADR), headquartered in Beijing, China, explores for, develops, and produces crude oil and natural gas. The company also refines, transports, and distributes crude oil and petroleum products, transmits, markets and sells natural gas; and produces and sells chemicals.

Petroleo Brasileiro S.A. (ADR), headquartered in Rio de Janeiro, Brazil, explores for and produces oil and natural gas. The company refines, markets, and supplies oil products. The company operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants, and petrochemical units. The company operates in South America and elsewhere around the world.

Royal Dutch Shell Plc (Class B) (ADR), headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.

Schlumberger Limited, incorporated in the Netherland Antilles and headquartered in New York, New York, supplies products and services to the petroleum industry. The company's oilfield services cover exploration, production and completion services; and its "Omnes" unit provides information technology and communications services to oil and gas concerns.

Smith International, Inc., headquartered in Houston, Texas, provides products and services to the oil and gas exploration and production industry worldwide.

StatoilHydro ASA (ADR), headquartered in Stavanger, Norway, is engaged primarily in the exploration, development and production of oil and natural gas from the Norwegian Continental Shelf.

Tidewater Inc., headquartered in New Orleans, Louisiana, provides offshore supply vessels and marine support services to the offshore energy exploration, development and production industry. The company tows and anchor-handles mobile drilling rigs and equipment, transports supplies and personnel, and supports pipelaying and other offshore construction activities.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in approximately 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Transocean Inc., incorporated in the Cayman Islands and headquartered in Houston, Texas, is an international provider of offshore and inland marine contract drilling services for oil and gas wells.

Valero Energy Corporation, headquartered in San Antonio, Texas, is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Weatherford International Ltd., incorporated in Bermuda and headquartered in Houston, Texas, is a provider of equipment and services used for the drilling, completion and production of oil and natural gas wells.

XTO Energy, Inc., headquartered in Fort Worth, Texas, acquires, exploits and develops producing oil and gas properties, with operations in Texas, Kansas, New Mexico, Oklahoma and Wyoming. The company also owns and operates a gas gathering system in Oklahoma.


  Equity Securities Selected for Health Care Select Portfolio, Series 10


Health Care
___________

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Aetna Inc., headquartered in Hartford, Connecticut, is a health benefits company whose business operations are conducted in the Healthcare, Group Insurance and Large Case Pensions segments.

Alcon, Inc., headquartered in Hunenberg, Switzerland, develops, manufactures and markets pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye.

Allergan, Inc., headquartered in Irvine, California, engages in the development and commercialization of pharmaceutical products for the ophthalmic, neurological, dermatological, and other markets. The company engages in pharmaceutical research, targeting products and technologies related to disease areas, such as glaucoma, retinal disease, dry eye, psoriasis, acne, and movement disorders.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

AstraZeneca Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care, and specialist/hospital care.

Baxter International Inc., headquartered in Deerfield, Illinois, engages in the worldwide development, manufacture and distribution of a diversified line of products, systems and services used primarily in the healthcare field.

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

C.R. Bard, Inc., headquartered in Murray Hill, New Jersey, develops, manufactures and markets healthcare products, including vascular, urological and oncological diagnosis and intervention products, sold worldwide to hospitals, healthcare professionals, and extended care and alternate site facilities.

Celgene Corporation, headquartered in Warren, New Jersey, is a biopharmaceutical company engaged in the discovery, development and commercialization of novel therapies designed to treat cancer and immunological diseases through regulation of cellular, genomic and proteomic targets.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

McKesson Corporation, headquartered in San Francisco, California, is a healthcare services company providing supply management, software solutions and comprehensive services to the healthcare industry.

Medco Health Solutions, Inc., headquartered in Franklin Lakes, New Jersey, a pharmacy benefit manager, provides programs and services for its clients and the members of their prescription benefit plans, as well as for the physicians and pharmacies for the members' use.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures health care products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a healthcare company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Sanofi-Aventis (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology.

Schering-Plough Corporation, headquartered in Kenilworth, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.

St. Jude Medical, Inc., headquartered in St. Paul, Minnesota, develops, manufactures and distributes cardiovascular related medical devices for the global market. The company's product line and services include heart valves, cardiac rhythm management systems, specialty catheters and other cardiovascular devices.

Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products, including orthopedic implants, powered surgical instruments, endoscopic systems and patient care and handling equipment for the global market; and provides physical therapy services in the United States.

Teva Pharmaceutical Industries Ltd. (ADR), headquartered in Petah Tikva, Israel, is a fully integrated global pharmaceutical company producing drugs in all major therapeutic categories.

Thermo Fisher Scientific Inc., headquartered in Waltham, Massachusetts, provides technology-based instruments, systems and components that offer solutions for markets ranging from life sciences to telecommunications to food, drug and beverage production.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into four businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: Health Care Services; OptumHealth; Ingenix, and Prescription Solutions.


   Equity Securities Selected for Water Utility & Infrastructure Select
                           Portfolio, Series 10


Industrials
___________

Aecom Technology Corp., headquartered in Los Angeles, California, provides professional technical and management support services to government and commercial clients worldwide.

Danaher Corporation, headquartered in Washington, D.C., produces and sells electronic test tools; storage tank leak detection systems; motion, speed and position instruments and sensing devices; and general purpose and automotive specialty tools.

IDEX Corporation, headquartered in Northbrook, Illinois, designs, manufactures, and markets a broad range of pump related products, dispensing equipment and other engineered products.

ITT Corp., headquartered in White Plains, New York, is a global multi-industry company engaged in the design and manufacture of a range of engineered products and in the provision of related services.

Layne Christensen Company, headquartered in Mission Woods, Kansas, and its subsidiaries provide services and products to the water resources, mineral exploration, geoconstruction and energy markets.

Lindsay Corporation, headquartered in Omaha, Nebraska, through its subsidiaries, engages in the design and manufacture of self-propelled center pivot and lateral move irrigation systems for the agricultural industry in the United States and internationally.

Met-Pro Corporation, headquartered in Harleysville, Pennsylvania, is engaged in the manufacture and sale of equipment for the purification of liquids and air. The company also produces equipment for handling corrosive, abrasive, and high temperature liquids.

Mueller Industries, Inc., headquartered in Memphis, Tennessee, is a manufacturer of copper, brass, plastic and aluminum products.

Northwest Pipe Company, headquartered in Portland, Oregon, manufactures and markets welded steel pipe in the United States and internationally.

Pall Corporation, headquartered in East Hills, New York, designs, produces and markets filters and separation equipment. The company's products are used primarily in the life sciences and industrial markets for applications such as blood collection, drug development and production, oil refining, and production of safe drinking water.

Pentair, Inc., headquartered in Golden Valley, Minnesota, is a diversified industrial manufacturer operating in three segments: tools, water and enclosures. The company's products are manufactured and distributed in North America, Asia and Europe.

Roper Industries, Inc., headquartered in Bogart, Georgia, designs, manufactures and distributes specialty industrial controls, fluid handling and analytical instrumentation products worldwide.

Tetra Tech, Inc., headquartered in Pasadena, California, provides specialized management consulting and technical services in three principal business areas: resource management, infrastructure and communications.

Watts Water Technologies, Inc., headquartered in North Andover,
Massachusetts, is a global manufacturer of safety and flow control products for residential and commercial plumbing, heating and water quality markets.

Information Technology
______________________

Itron, Inc., headquartered in Spokane, Washington, is a provider to the utility industry of data acquisition and wireless communications solutions for collecting, communicating and analyzing electric, gas and water usage.

Materials
_________

Arch Chemicals, Inc., headquartered in Norwalk, Connecticut, a biocides company, offers chemistry-based solutions to control the growth of harmful microbes worldwide.

Nalco Holding Co., headquartered in Naperville, Illinois, and its subsidiaries provide integrated water treatment and process improvement services, and chemicals and equipment programs for industrial and institutional applications worldwide.

Utilities
_________

American States Water Company, headquartered in San Dimas, California, through its principal subsidiary, Southern California Water Company, engages in the purchase, production, distribution, and sale of water.

American Water Works Company, Inc., headquartered in Voorhees, New Jersey, engages in the provision of water and wastewater services to residential, commercial, and industrial customers in the United States and Canada.

Aqua America Inc., headquartered in Bryn Mawr, Pennsylvania, is a water utility company. The company supplies water to residential, commercial, industrial, and public customers. It serves residents through its water and wastewater operations in Pennsylvania, Ohio, Illinois, Texas, New Jersey, Indiana, Virginia, Florida, North Carolina, Maine, Missouri, New York, South Carolina, and Kentucky.

California Water Service Group, headquartered in San Jose, California, is engaged in the supply and distribution of water and the providing of water-related utility services.

Companhia de Saneamento Basico do Estado de Sao Paulo-SABESP (ADR), headquartered in Sao Paulo, Brazil, operates public water and sewage systems in the state of Sao Paulo, Brazil. The company also provides water on a bulk basis to certain municipalities in the Sao Paulo metropolitan region that do not have water production systems.

Middlesex Water Company, headquartered in Iselin, New Jersey, through its subsidiaries, engages in the ownership and operation of regulated water utility systems in central and southern New Jersey and in Delaware, as well as a regulated wastewater utility in southern New Jersey.

SJW Corporation, headquartered in San Jose, California, is a holding company for San Jose Water Company which is a regulated California water utility.

United Utilities Group Plc (ADR), headquartered in Warrington, England, provides wastewater and water services in northwest England through its wholly-owned subsidiary, United Utilities Water.


We have obtained the foregoing descriptions from third-party sources we deem reliable.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1


                           SIGNATURES

     The Registrant, FT 1880, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1318; FT 1392; FT
1393;  FT  1422; FT 1423; FT 1524; FT 1525; FT 1573; FT 1590;  FT
1635;  FT  1638; FT 1639; FT 1693; FT 1711; FT 1712; FT 1770;  FT
1809; FT 1829; FT 1859, FT 1863 and FT 1888 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1880, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on November 20, 2008.

                              FT 1880

                              By: FIRST TRUST PORTFOLIOS L.P.
                                        Depositor



                              By: Jason T. Henry
                                  Senior Vice President


                              S-2


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

Judith M. Van Kampen        Director           )
                            of The Charger     )   November 20, 2008
                            Corporation, the   )
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )
                                               )
Karla M. Van Kampen-Pierre  Director           )
                            of The Charger     )   Jason T. Henry
                            Corporation, the   )   Attorney-in-Fact**
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )
                                               )
                                               )
David G. Wisen              Director           )
                            of The Charger     )
                            Corporation, the   )
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  1   to
Registration Statement No. 333-154724 on Form S-6 of our report dated November 20, 2008, relating to the financial statements of FT 1880, comprising Alternative Energy Portfolio, Series 8; Energy Select Portfolio, Series 28; Health Care Select Portfolio, Series 10 and Water Utility & Infrastructure Select Portfolio, Series 10 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading 'Experts' in such Prospectus.




Deloitte & Touche LLP


Chicago, Illinois
November 20, 2008


                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.

              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1880 and certain subsequent Series, effective November 20, 2008 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-45955] filed on behalf of The First Trust Special Situations Trust,
         Series 19).


                               S-6


2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7